UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-40088

VELOCITY ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

109 Old Branchville Road

Ridgefield, CT 06877

(Address of Principal Executive Offices)

+1 (201) 956-1969

(Registrant’s Telephone Number, Including Area Code)

Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-third of one redeemable warrant

Class A common stock included as part of the units

Redeemable warrants included as part of the units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Velocity Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Velocity Acquisition Corp.

Date: December 30, 2022	By:	/s/ Adrian Covey
Adrian Covey Chief Executive Officer